EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on December 16, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the press release entitled “PLDT and MKP successfully conclude collective bargaining agreement negotiations.”	6

December 16, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to the press release submitted by PLDT Inc. on December 3, 2024 entitled “PLDT assures continued services as DOLE implements strike ban,” we submit herewith a copy of our press release entitled “PLDT and MKP successfully conclude collective bargaining agreement negotiations.”

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,350 As of November 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
December 16, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Further to the press release submitted by PLDT Inc. (the “Company”) on December 3, 2024 entitled “PLDT assures continued services as DOLE implements strike ban,” we submit herewith a copy of our press release entitled “PLDT and MKP successfully conclude collective bargaining agreement negotiations.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

December 16, 2024

PLDT pressrelease

PLDT and MKP successfully conclude

collective bargaining agreement negotiations

MANILA, 16th December 2024 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI): Following the assumption of jurisdiction over the labor dispute by the Secretary of the Department of Labor and Employment (“DOLE”), PLDT and the Manggagawa ng Komunikasyon ng Pilipinas (“MKP”) successfully concluded their Collective Bargaining Agreement (“CBA”) negotiations for the 2024–2027 cycle. The parties have formalized their agreement by executing a Memorandum of Agreement (“MOA”) in the presence of the DOLE Secretary and other key officials of the DOLE.

The MOA is subject to ratification by the members of the bargaining unit within 60 days from signing. Once ratified, the CBA will take effect from November 9, 2024 and will remain in force until November 8, 2027.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For more information, please contact:

Marseille N. Nograles

pldt_ir_center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telecommunications company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : December 17, 2024